

Exhibit 99.1

For Immediate Release

Contact: Mark H. Collin
             Phone: 603-773-6612
             Fax: 603-773-6605
             Email: collin@unitil.com

Unitil Reports First Quarter Earnings

Hampton, NH – April 28, 2004: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced net income of $2.7 million for the first quarter of 2004, an increase of 11% over the prior year. Earnings per common share were $0.50 for the first quarter of 2004 compared with earnings of $0.52 per share in the first quarter of 2003, reflecting approximately 16% more common shares outstanding due to the Company's public offering in the fourth quarter of 2003.

"We are pleased with our first quarter results," said Unitil Chairman, President and Chief Executive Officer Robert G. Schoenberger. "Despite a somewhat milder winter heating season as compared to the first quarter of 2003, we generated continued strong income growth and further strengthened our overall financial position."

Total electric kilowatt-hour sales (kWh) increased 1.1% in the first quarter of 2004 compared to the same period in 2003. Residential kWh sales increased 1.6% and sales to commercial and industrial customers increased 0.7% during this period. These increases in electric energy sales reflect customer growth in our utility service territories.

Total natural gas firm therm sales decreased 6.1% in the first quarter of 2004 compared to the same period in 2003. Residential gas therm sales decreased 5.3% and sales to commercial and industrial customers decreased 6.9% during this period. Gas sales were negatively impacted by milder late winter weather in the first quarter of 2004 compared to the same period in 2003.

Total revenues were $59.5 million in the first quarter of 2004, $5.3 million, or 8.2%, lower than the first quarter of 2003, reflecting lower wholesale electricity and natural gas commodity prices and lower natural gas sales. Total sales margin (Revenues less Purchased Electric and Gas and Conservation & Load Management) was $18.1 million in the first quarter of 2004, a decrease of less than $0.1 million, or 0.2% as compared to the first quarter of 2003. In addition, revenues from nonregulated operations showed steady improvement, increasing by $72 thousand, or 21.6% in the first quarter of 2004 compared to the same period in 2003.

Total O&M expense increased $0.1 million, or 1.7%, in the first three months of 2004 compared to the same period in 2003. This increase reflects higher compensation expenses, partially offset by lower outside service expenses.

Depreciation, Amortization, Taxes and Other decreased $0.1 million or 1.3% in the first quarter of 2004 compared to the same period in 2003.

In the first three months of 2004, Interest Expense, net, decreased by $0.3 million as compared to the same period in 2003. This decrease was primarily the result of a decrease in short-term interest expense due to lower levels of short-term borrowings, slightly offset by an increase in long-term interest expense.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers' preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

The following table details total kilowatt-hour (kWh) sales of electricity for the three months ended March 31, 2004 and 2003, by major customer class.

kWh Sales (000's)	Three Months Ended March 31,		
	2004	2003	% Change
Residential	184,878	181,885	1.6%
Commercial/Industrial	270,391	268,540	0.7%
Total	455,269	450,425	1.1%

The following table details total firm therm sales of natural gas for the three months ended March 31, 2004 and 2003, by major customer class.

Firm Therm Sales (000's)	Three Months Ended March 31,		
	2004	2003	% Change
Residential	5,801	6,128	(5.3%)
Commercial/Industrial	5,670	6,089	(6.9%)
Total	11,471	12,217	(6.1%)

Unitil Corporation

(Amounts In Thousands, except Shares and Per Share Data)

		Three Months Ended March 31,		
Condensed Financial Data		2004		2003
Operating Revenues	$	59,493	$	64,807
Purchased Electric and Gas and Conservation & Load Management		41,390		46,660
Operation & Maintenance		5,965		5,864
Depreciation, Amortization, Taxes & Other		7,512		7,611
Operating Income		4,626		4,672
Interest Expense, Net		1,778		2,082
Other		42		51
Net Income		2,806		2,539
Preferred Dividends		59		60
Net Income Applicable to Common Stock	$	2,747	$	2,479

Earnings per Common Share

Net Income Applicable to Common Stock	$	0.50	$	0.52
Average Common Shares Outstanding		5,517,351		4,763,229

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.